UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number:

MEDIA CENTURY INTERNATIONAL LIMITED

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes [ ]          No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes [ ]          No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ ]       No [X]

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _________.

Media Century International Limited Terminates Stock Purchase Agreement with First Asia International Holdings Limited

Cancellation of Material Definitive Agreement

 The Stock Purchase Agreement dated August 4, 2006, between Media Century International Limited (the “Company”) and First Asia International Holdings Limited (the “Seller”) was terminated on January 12, 2007.  The termination was completed pursuant to the terms of a Cancellation Agreement entered into by the parties as of January 12, 2007 after the parties determined that cancellation of the stock purchase was in their mutual best interest.  As a result of termination of the Stock Purchase Agreement, the stock purchase transaction between the parties, which was originally completed as of August 4, 2006, was rescinded and cancelled retroactively to its effective date.

Under the terms of the Cancellation Agreement, the Company conveyed and transferred to the Seller a total of 1,000 shares of stock of Digital One then held by the Company in exchange for the transfer and conveyance to the Company of the promissory note with principal sum of $20,014 then held by the Seller.

EXHIBITS

10.2

Cancellation Agreement dated January 12, 2007, by and between Media Century International Limited, a British Virgin Islands company and First Asia International Holdings Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Media Century International Limited (Registrant)

Date: January 23, 2007	/s/ Li Sze Tang, Chief Executive Officer and Chairman